(212) 756-2556	kimberly.monroe@srz.com

December 21,  2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Rafaella Apparel Group, Inc.
(Amendment to Registration Statement on Form S-4)

Ladies and Gentlemen:

On behalf of Rafaella Apparel Group, Inc. (the “Filing Person”), we transmitted an Amendment to the Filing Person’s Registration Statement for filing on December 21, 2006. Additionally, on behalf of the Filing Person, we submitted a response letter to the Staff regarding the comments set forth in its letter dated November 28, 2006 concerning the Registration Statement (the “Comment Letter”).

If you have any questions concerning the transmitted materials, please do not hesitate to contact David E. Rosewater at (212) 756-2208 or the undersigned at (212) 756-2556.  If you have any questions concerning the financial statements of the Filing Persons, please do not hesitate to contact Chad Spooner of Rafaella Apparel Group, Inc. at (212) 403-0343.

Please acknowledge receipt of this transmission by notifying the person indicated in the “Notify” line in the submission header of the above-referenced filing.

Sincerely,

/s/ Kimberly M. Monroe